Exhibit 99.1

17 June 2005	For media enquiries please contact James Rickards on Tel: 61 2 8274 5304 Mob: 0419 731 371. For investor/analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011

New Debt Facilities

James Hardie today announced that it has entered into new unsecured debt facilities totalling US$355 million.

The new debt facilities are revolving US dollar cash advance facilities involving bilateral agreements with six banks, and will replace the company’s previous revolving and stand-by credit facilities of approximately US$286 million.

Each of the new facilities is for an initial term of 364 days. Upon satisfaction of certain conditions, including shareholder approval of the company’s proposed voluntary long-term funding arrangement for proven asbestos claims against certain former Australian subsidiary companies, two-thirds of the aggregate facilities will convert to a term of 5 years from signing date and one-third will remain as extendable 364-day facilities. The facilities are available for general corporate purposes.

The interest rate for each facility is the London Inter-Bank Offered Rate (LIBOR) for US dollar deposits, plus a margin.

James Hardie’s CEO, Louis Gries said, “The new debt facilities provide the company with increased financial flexibility and position the company well for its future initiatives.

“It is both pleasing and an indication of the financial strength and growth prospects of the company that we have been able to obtain these new facilities on similar terms to our previous facilities,” Mr Gries said.

Ends.

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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